AAM Alternatives Trust
c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

June 22, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Attn: Division of Investment Management

Re:	AAM Alternatives Trust (the “Fund”)
File No. 811-24090
Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s Registration Statement on Form N-2, including all exhibits and amendments thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on May 13, 2025 (SEC Accession No. 0001213900-25-042448) and Pre-Effective Amendment No. 1 to the Registration Statement was filed on October 31, 2025 (SEC Accession No. 0001213900-25-104726). The Registration Statement has never been declared effective. The Board of Trustees of the Fund has determined not to commence operations of the Fund and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If the Commission has any questions or requires any additional information with respect to this application for withdrawal, please contact the undersigned at (626) 385-5777, or via email at diane.drake@mfac-ca.com.

Sincerely,

AAM ALTERNATIVES TRUST

/s/ Diane J. Drake
Diane J. Drake
Secretary